FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 19, 2012

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

Consolidated

 Financial Statements and

Summary of Events

as of September 30, 2012

(presented on a comparative basis with 2011 and 2010)

UNAUDITED FINANCIAL STATEMENTS

as of September 30, 2012

SUMMARY OF EVENTS

CONSOLIDATED FINANCIAL STATEMENTS

STATEMENTS OF INCOME

STATEMENTS OF COMPREHENSIVE INCOME

STATEMENTS OF FINANCIAL POSITION

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

STATEMENTS OF CASH FLOW

NOTES TO THE FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS LIMITED

SUMMARY OF EVENTS

MACROECONOMIC OVERVIEW – 2012 THIRD QUARTER

International Context

Growth rates of the main world economies have not shown any sign of recovery so far this year, thus deepening the slowdown phase observed at a global level. The other side of this process relates to the reduction in inflationary pressures in most countries which allowed emerging economies to relax their macroeconomic policies with a view to generating increased dynamism in the activity level. However, contribution to global growth by these countries is only marginal since the economies of the United States, Europe and China as a whole account for almost 50% of the world’s GDP growth.

US economy keeps on growing at low rates as a consequence of the impact of the European crisis on its balance of trade. GDP growth by the end of the second quarter was 1.3%, with a slight improvement expected for the third quarter, mainly attributable to the recovery in consumption levels which would be partially offset by a drop in capital good purchases. Within this context, programs were launched by the FED to stimulate its economy through large liquidity injections into the system. In addition, the American monetary authority extended for six months, until mid-2015, the low reference rate policy (almost 0%).

After a no-growth first quarter in 2012, the Eurozone confirmed during the second quarter the worsening of its crisis after recording negative growth rates. This situation is expected to aggravate during the third quarter of the year, mainly as a consequence of the slowdown of the German and French economies which account for approximately 50% of the region's GDP.  As observed, this crisis has a direct effect on the employment level, with high unemployment rates mainly in the Mediterranean countries. Recently available data account for unemployment rates of approximately 25% in Spain and Greece.

Emerging countries continue contributing to economic global growth. Regarding China, its economy has recorded a substantial slowdown so far this year, from a 9.2% growth rate in 2011 to a 6.9% rate during the second quarter of 2012 and an estimated 8% for the third quarter. This mainly results from the effect of the European crisis on its manufacturing industry through reduced exports. Thus, China has a high idle capacity and is forced to take measures aimed at reducing it. Along these lines, authorities do not plan to encourage investment but, on the contrary, they are focused on making consumption their main economy driver.

Oil

The third quarter of the year continued to be affected by the weak economic performance of developed countries, with a certain improvement of the United States, and the continued European crisis, already extended to the rest of developing world markets, especially export-oriented markets.

Crude oil world demand showed a yoy increase of 0.69 million barrels per day (0.8%), reducing by almost half the expansion rate in 2012 second quarter. Emerging economies exhibited generalized positive figures; nevertheless, the portion attributable to China showed a significant slowdown as a result of the low industrial activity level in that country. Developed economies, in turn, averaged yoy drops again in the third quarter, mostly attributable to the European Union and North America.

Supply, in turn, increased to 89.86 million barrels per day, exhibiting a yoy rise of 2.8%, which is lower compared to previous quarters, in line with the volumes demanded. OPEC countries were responsible for two thirds of such increase in supply: higher volumes supplied by Libya, Iraq, Kuwait and Saudi Arabia could offset the Iranian drop in supply affected by the UN sanctions. Sales by non-OPEC countries showed an aggregate increase driven by the performance of non-conventional fields in the United States and Canada, in contrast to the drops in the North Sea and production stagnation in Russia.

West Texas Intermediate (WTI) reference crude oil averaged US$92.2 per barrel, 3% higher compared to the same period of 2011 and in line with figures recorded since the second quarter of the year under review. Brent crude oil (United Kingdom, and recent reference of world crude oils) averaged US$110 with a premium over the WTI of approximately US$18.

Argentina

Since the beginning of 2012 the Argentine economy has shown signs of slowdown, though less significant during the third quarter compared to the second quarter. Agricultural and farming activities were the most affected activities which were strongly impacted during recent months by the drought first and then by the floods that hit a great part of the province of Buenos Aires. Financial intermediation slightly offset this result, with strong accumulated positive variations compared to 2011. The industry, in turn, also showed negative yoy variation rates during the third quarter.

The trade balance accumulated during the first eight months of the year was positive in the amount of US$10,031 million, accounting for a 38% improvement compared to same period of previous year, mainly resulting from a 7% drop in imports. The Banco Central's international reserves closed the quarter at values similar to those at the end of 2011, some US$45 billion. It should be noted that in August the National Government made final payment of Boden 2012. Within this context, the exchange rate closed in September at P$4,70 per dollar, which implied a nominal devaluation of 9% compared to December 2011. The country-risk, in turn, averaged 1,015 basis points in the third quarter.

Regarding energy, data reported for the July-August bimester show that both gas and oil production dropped 4% compared to same period of 2011. Natural gas domestic supply, in turn, was supplemented with LNG imports in the regasification centers in Bahía Blanca and Escobar and with natural gas imports from Bolivia.

Liquid fuel demand showed dissimilar trends. While gasoline exhibited an 8.5% growth during the first eight months of the year compared to same period of previous year, diesel oil demand showed a 4.1% shrinkage mainly affected by a lower growth of the economic activity.

In September, electric power demand recorded a 2.8% yoy rise, with an accumulated increase of 3.5% for the January-September period.

Discussion of Consolidated Results of Operations

The following table sets out the Company’s results of operations for the three–month periods ended September 30, 2012 and 2011:

(in millions of pesos)

Net income: Net income attributable to the Company’s shareholders totaled P$323 million in the period under review and P$66 million in 2011 quarter.

Net sales: Net sales increased P$782 million to P$3,456 million from P$2,674 million in 2011 quarter, mainly due to increases in the Oil and Gas Exploration and Production, Petrochemicals, Refining and Distribution and Gas and Energy business segments of P$628 million, P$275 million, P$128 million and P$69 million, respectively, partially offset by a P$318 million increase in eliminations associated with intercompany sales.

Gross profit: Gross profit improved by P$147 million to P$756 million in the quarter under review from P$609 million in 2011 quarter, mainly as a result of an improvement of P$212 million in the Oil and Gas Exploration and Production business segment and a positive variation of P$73 million attributable to intercompany transactions, mainly due to a decline in inventory levels at the refinery. These positive results were partially offset by a decrease of P$97 million and P$35 million in the Refining and Distribution and Gas and Energy business segments, respectively.

Administrative and selling expenses: Administrative and selling expenses totaled P$311 million in the quarter under review and P$282 million in 2011 quarter.

Exploration expenses: Exploration expenses totaled P$157 million and P$191 million in 2012 and 2011 quarters, respectively. Expenses for both quarters are mainly attributable to the abandonment of exploration wells in Argentina associated with on-shore operations in 2012 quarter and with off-shore operations in 2011 quarter.

Other operating expenses, net: Other operating expenses, net accounted for a gain of P$122 million in 2012 compared to a loss of P$41 million in 2011 quarter. The improvement of P$163 million in the quarter under review is basically attributable to the positive effects of the restructuring of CIESA’s debt, which accounted for a gain of P$221 million.

Share of profit of equity accounted investees: Share of profit of equity accounted investees accounted for gains of P$135 million and P$24 million in 2012 and 2011 quarters, respectively. The improvement of P$111 million in the quarter under review is basically attributable to the positive effects of the restructuring of CIESA’s debt, which accounted for a gain of P$165 million, partially offset by reduced results attributable to equity in earnings of mixed companies in Venezuela, which accounted for a gain of P$35 million in 2011 quarter, and, to a lesser extent, a higher loss of P$18 million in Distrilec, which totaled P$44 million in 2012 quarter and P$26 million in 2011 quarter.

Operating income: Operating income increased P$426 million to P$545 million in 2012 quarter from P$119 million in 2011 quarter, with improvements in gross profit, other operating income (expense) and equity in earnings of affiliates.

Financial results): Financial results improved P$14 million, accounting for a P$10 million loss in 2012 and a P$24 million loss in 2011 quarter, mainly due to a higher yield on financial assets in 2012 quarter.

Income tax: Income tax charge totaled P$188 million in 2012 quarter and P$28 million in 2011 quarter, as a consequence of improved results for the period under review.

Analysis of Gross Profit

Oil and Gas Exploration and Production

Gross profit for this business segment is broken down as follows:

Net sales: Net sales for this business segment increased P$628 million to P$1,642 million from P$1,014 million in 2011 quarter.

Oil sales totaled P$1,424 million in 2012 quarter and P$824 million in 2011 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$354 million sales in 2012 quarter. Excluding these effects, oil sales increased P$246 million to P$1,070 million from P$824 million, mainly as a result of an improvement in average sales prices.

The good results from the drilling campaign in the Neuquén Basin and the start of operations of a crude oil treatment plant in the Austral basin allowed to reverse the effects of the natural decline of mature fields in Argentina. Sales volumes, however, were similar in both quarters because the Company had to reduce production in the Austral basin for logistics reasons in the dispatch terminal.

Gas sales totaled P$196 million in 2012 quarter and P$170 million in 2011 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$19 million sales in 2012 quarter. Excluding these effects, gas sales increased P$7 million to P$177 million from P$170 million, mainly due to an improvement in average sales prices, attributable to the recognition of increased non-conventional gas production prices (Gas Plus) in the Neuquén basin. These positive effects were partially offset by a drop in sales volumes as a result of lower production volumes due to the natural decline of mature fields in the Austral basin.

Gross profit: Gross profit for this business segment totaled P$451 million in 2012 quarter and P$239 million in 2011 quarter. The quarter under review includes gross profit of P$153 million attributable to consolidation of Petrolera Entre Lomas S.A.’s operations. Excluding these effects, gross profit in the period under review increased P$59 million to P$298 million from P$239 million and margin on sales declined to 23.5% in 2012 from 33.1% in 2011 quarter. This decline is primarily attributable to the rise in the lifting cost, which could only be partially passed through to sales prices.

Refining and Distribution

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Net sales: In 2012 quarter sales increased P$128 million to P$1,814 million from P$1,686 million in 2011, mainly due to the recovery in refined product prices and a rise in oil sales, partially offset by lower sales volumes as a consequence of the transfer of the catalytic reformer plant to the Petrochemicals segment, which in 2011 quarter accounted for 117.8 thousand cubic meters and sales of P$195 million.

Excluding the effects of the transfer of the catalytic reformer plant, in 2012 quarter total sales volumes of refined products decreased 5.9% to 491.9 thousand cubic meters from 522.5 thousand cubic meters, mainly due to lower diesel oil demand.

Crude oil sales to third parties increased P$212 million as a result of the combined effect of increased sales volumes and an improvement in average sales prices.

Gross profit: Gross profit for this business segment decreased to P$94 million in 2012 quarter from P$191 million in 2011 quarter, with margins on sales of 5.2% and 11.3%, respectively. This decline is mainly attributable to the increase in the costs for the purchase of oil and other products, which could only be partially passed through to sales prices.

Petrochemicals

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

Net sales: Net sales increased P$275 million to P$795 million in 2012 quarter from P$520 million in 2011 quarter, mainly due to sales of P$307 million by the catalytic reformer plant, which were shown in the Refining and Distribution segment in 2011 quarter.

Styrenic products sales revenues in Argentina decreased P$32 million to P$488 million in 2012 quarter from P$520 million, due to the combined effect of a 3.4% decline in average sales prices as a result of the drop in international reference prices and a 2.8% decrease in sales volumes mainly in exports due to the loss of competitiveness derived from the decline in international spreads and the rise in costs.

Gross profit: Gross profit totaled P$59 million in 2012 quarter and P$65 million in 2011 and gross margin on sales declined to 7.4% from 12.5% in 2011 quarter. The decline in gross margin is mainly due to styrenic products in Argentina, with a combined negative effect of increased production costs and lower sales average prices, partially offset by gross profit attributable to the incorporation of the catalytic reformer plant operations in 2012 quarter.

Gas and Energy:

Gross profit for this business segment is broken down as follows:

(in millions of pesos)

- Electricity Generation

Net Sales: In 2012 quarter, net sales for electricity generation increased P$58 million to P$443 million from P$385 million in 2011, mainly as a result of an 11.2% improvement in sales volumes.

Net sales attributable to Genelba Power Plant decreased P$7 million to P$213 million from P$220 million. The decline in sales is mainly attributable to lower average sales prices, partially offset by an increase in sales volumes to 1,439 GWh in 2012 from 1,319 GWh in 2011. Average sales prices dropped 11.3% to P$148 per MWh in 2012 quarter from P$166.8 per MWh in 2011 quarter, mainly because recognition in operation and maintenance costs and power price was reduced as a result of the expiration of the Generators Agreement.

Net sales attributable to Genelba Plus Power Plant increased P$41 million to P$115 million from P$74 million, basically as a consequence of an improvement in average sales prices and an increase in energy sold under contracts from 238 GWh in 2011 quarter to 278 GWh in 2012 quarter.

Net sales attributable to Pichi Picún Leufú increased P$5 million to P$38 million from P$33 million, because energy sales increased to 292 GWh in 2012 quarter from 252 GWh in 2011 quarter. The average sales price was similar in both quarters, nearing P$130 per MWh.

Gross profit: Gross profit for electricity generation declined P$11 million to P$80 million in 2012 quarter from P$91 million in 2011 quarter, basically due to the cap spot price for energy, the increase in Genelba and Genelba Plus Power Plants dollar-denominated costs and the effects of the expiration of the Generators Agreement which had a positive impact on Genelba Power Plant’s results.

- Marketing and Transportation of Gas

Net sales: In 2012 quarter, sales revenues decreased P$19 million to P$310 million from P$329 million, mainly as a consequence of a decline in revenues from liquid fuel sales.

Revenues from liquid fuel sales decreased P$24 million to P$60 million in 2012 quarter from P$84 million, as a result of the combined effect of a decline in sales volumes, due to a reduced availability of gas to be processed in 2012 quarter, and a decrease in average sales prices in line with international reference prices.

Gas sales revenues increased P$5 million to P$245 million in 2012 quarter from P$240 million, mainly due to an improvement in average sales prices, attributable to the recognition of increased non-conventional gas production prices (Gas Plus) in the Neuquén basin, partially offset by a decline in sales volumes, which totaled 288 million cubic feet per day in 2012 quarter and 335 million cubic feet per day in 2011 quarter.

Gross profit: Gross profit showed gains of P$26 million and P$52 million in 2012 and 2011 quarters, respectively. This decline is mainly attributable to a drop in natural gas sales volumes, a decline in average sales prices of liquid fuels and the impact of a charge established by Resolution No. 2,067 issued by the Secretary of Energy on transportation costs for the liquid fuel business. These negative effects were partially offset by the above mentioned improvement in non-conventional gas sales prices.

Summarized Balance Sheet and Income Statement Structure

Statistical Data

For the nine-month period ended				
		09/30/2012	09/30/2011	09/30/2010	09/30/2009	09/29/2008
Crude oil sales (thousands of barrels)						
Argentina		11,398	9,707	10,244	10,716	11,122
Perú	**(a)**	-	-	-	767	2,348
Bolivia		110	118	133	158	194
Ecuador	**(b)**	-	-	676	1,031	2,926
Total		11,508	9,825	11,053	12,672	16,590
Natural gas sales (thousands of cubic feets)						
Argentina		76,018	73,279	75,506	83,382	74,717
Perú	**(a)**	-	-	-	512	2,127
Bolivia		2,375	2,747	3,334	4,047	4,743
Total		78,393	76,026	78,840	87,941	81,587
Petrochemical sales (tons)						
Fertilizers (tons)	**(c)**	-	-	19,722	284,237	333,580
SBR (tons)		34,420	36,312	34,626	33,526	39,770
Styrene (Argentine) (tons)		72,442	65,730	66,122	51,360	47,099
Styrene (Brazil) (tons)	**(d)**	-	42,016	113,087	105,816	116,225
Polystyrene (Argentine) (tons)		48,879	46,878	46,612	44,434	45,621
Polystyrene (Brazil) (tons)	**(d)**	-	37,679	107,204	88,722	86,885
Other derivered products (m3)	**(e)**	299,990	-	-	-	-
		455,731	228,615	387,373	608,095	669,180
Refining products sales (m3)						
Gasoline		404,771	553,038	573,175	571,830	790,069
Gas oil		585,874	872,796	1,327,591	1,300,788	1,835,645
Fuel Oil / IFOs / Asphalts		346,360	440,576	636,271	516,113	808,592
Other derivered products (m3)	**(e)**	138,935	384,547	457,567	559,920	536,855
		1,475,940	2,250,957	2,994,604	2,948,651	3,971,161
Electricity generation (gwh)						
Energy produced		4,729	3,627	4,396	4,334	4,477
Contracted sales		2,251	2,069	2,052	1,787	1,934
Spot sales		3,666	2,715	3,216	2,990	3,027
Total sales		5,917	4,784	5,268	4,777	4,961

(a) In april 2009 the Company sold assets in Peru.
(b) In November 2010 concluded contracts in Ecuador.
(c) In January 2010 the Company sold the fertilizer business.
(d) In March 2011 the Company sold Innova.
(e) Beginning in fiscal 2012 sales of other products produced in catalytic reforming unit are reported in Petrochemicals, which previously exhibited in the Refining and distribution segment.

Listed Price of the Company´s Share

The price at September 30, 2012 reflects the effects of the capital increase required by the Shareholders of the Company (see Note 17), for which doubled the number of shares outstanding.

Outlook

In 2012 the company will focus on consolidating the business performance, focusing its efforts by optimizing the use of its working capital, secure funding and manage its operations in an increasingly efficient manner.

In the Oil and Gas Exploration and Production business segment, our challenge is to consolidate our exploration asset portfolio for the purpose of sustain the production from mature fields, while developing unconventional reservoirs. To such effect, we will make investments in developing new projects and move forward on existing projects.. Additionally, we will continue developing studies and implementing projects for the exploitation of non-conventional reservoirs, tight gas and shale gas, by using innovative technology in the country

In the Refining and Distribution business segment, we will make investments to meet the new fuel quality specifications, keeping the Petrobras brand as a synonym for good service, quality and technology.

In the Petrochemicals business segment, we will focus on maintaining and securing our position in the Styrenics market.

In the Gas and Energy business segment, we will continue working to secure self-supply of gas and at the same time develop profitable marketing alternatives. Along these lines and within the framework of negotiations with the authorities, we are evaluating projects to increase thermoelectric generation capacity.

Our performance during 2011 and that projected for 2012, evidence and strengthen Petrobras Argentina’s strategy to concentrate its businesses and investments in the Republic of Argentina. We are also committed to ensure a management that allows to offer high quality products and services and, at the same time, contribute to the growth and development of the communities where the Company operates.

Carlos Alberto da Costa

Chief Executive Officer

PETROBRAS ARGENTINA S.A.

Unaudited Condensed Interim

 Consolidated

Financial Statements

as of September 30, 2012

(presented on a comparative basis with 2011 and 2010)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME

FOR THE PERIODS OF THREE AND NINE-MONTH ENDED SEPTEMBER 30, 2012 AND 2011

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIODS OF THREE AND NINE-MONTH ENDED SEPTEMBER 30, 2012 AND 2011

 (Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2012 AND DECEMBER 31, 2011 AND 2010

(Stated in millions of Argentine pesos)

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN  EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(Stated in millions of Argentine pesos)

2011												
	Attributable to shareholders of the company												
	Capital stock				Rertained earnings								
					Reserve income								
	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (2)	Unappropriated retained earnings	Deferred income (3)	Total	Non-controlling interest	Total equity
Balances as of December 31, 2010	**1,010**	**1,230**	**912**	**44**	**448**	**-**	**-**	**-**	**6,150**	**152**	**9,946**	**7**	**9,953**
Deferred income of the period (1)	-	-	-	-	-	-	-	-	-	(108)	(108)	-	(108)
Shareholders' Meeting decisions of April 6, 2011													
Cash dividends paid	-	-	-	-	-	-	-	-	(183)	-	(183)	-	(183)
Net income	-	-	-	-	-	-	-	-	808	-	808	1	809
Balances at the end of the period	**1,010**	**1,230**	**912**	**44**	**448**	**-**	**-**	**-**	**6,775**	**44**	**10,463**	**8**	**10,471**

	2012												
	Attributable to shareholders of the company												
	Capital stock				Rertained earnings								
					Reserve income								
	Capital stock	Adjustment to capital stock	Additional paid-in capital from meger	Additional paid-in capital on sales of stock of parent	Legal reserve	Future investment reserves	Future dividends reserve	Other (2)	Unappropriated retained earnings	Deferred income (3)	Total	Non-controlling interest	Total equity
Balances as of December 31, 2011	**1,010**	**1,230**	**912**	**44**	**448**	**-**	**-**	**-**	**6,665**	**31**	**10,340**	**3**	**10,343**
Deferred income of the period	-	-	-	-	-	-	-	-	-	13	13	6	19
Shareholders' Meeting decisions of March 29, 2012													
Capitalization	1,009	-	-	-	-	-	-	-	(1,009)	-	-	-	-
Legal reserve	-	-	-	-	35	-	-	-	(35)	-	-	-	-
Future investments reserve	-	-	-	-		4,781	-	-	(4,781)	-	-	-	-
Future dividends reserve	-	-	-	-	-	-	900		(900)	-	-	-	-
Acquisition of PELSA (Note 10.5)	-	-	-	-	-	-	-	(693)	-	-	(693)	427	(266)
Net income	-	-	-	-	-	-	-	-	614	-	614	36	650
Balances at the end of the period	**2,019**	**1,230**	**912**	**44**	**483**	**4,781**	**900**	**(693)**	**554**	**44**	**10,274**	**472**	**10,746**

(1) The change is net of the effects of the sale of Innova  in the amount of 134  (Note 16)

(2) Balances due to business combination of companies under common control

(3) Includes the effect of exchange rate fluctuations on the translation of operations whose functional currency is different from the Company, net of exchange differences arising from the foreign currency-denominated debt designated as a hedge of the foreign investment and the related tax effect.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

 (Stated in millions of Argentine pesos)

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2012

(Stated in millions of Argentine pesos, except as otherwise indicated)

1. General Information

1.1 The Company

Petrobras Argentina is a corporation (sociedad anónima) with its main office located in the Autonomous City of Buenos Aires, Argentina.

Petrobras Argentina´s shares are listed on the Buenos Aires Stock Exchange. Its American Depositary Shares (“ADS”), each of them representing 10 Class B common shares of Petrobras Argentina, are listed on the New York Stock Exchange (NYSE).

1.2 Business of the Company

Petrobras Argentina’s business is mainly focused on the energy sector, specifically in oil and gas exploration and production, refining and distribution, petrochemical activities, electricity and hydrocarbon transportation and marketing. The Company has its mainly operations in Argentina, Bolivia, Ecuador and Venezuela. As from March 31, 2011, the Company discontinued its businesses in Brazil (Note 16). The Company’s fiscal year ends on December 31 of each year.

In these financial statements, Petrobras Argentina and its subsidiaries are jointly referred to as “the Company” or “the Group”.

The Board of Directors approved issuance of these condensed consolidated financial statements (hereinafter “financial statements”) on October 24, 2012.

1.3 Controlling Group

Petrobras Participaciones S.L. is the immediate parent company of Petrobras Argentina, with an ownership interest of 67.2%.

Petrobras Participaciones S.L. is a subsidiary of Petróleo Brasileiro, a Brazilian company whose business is focused on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

2. Basis of presentation

These condensed interim financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB, adopted by the CNV through GR No.562/09 and supplements.

These financial statements should be read in conjunction with the financial statements of the Company at December 31, 2011, prepared on the basis of IFRS and issued on July 25, 2012.

2.1 Accounting policies and financial statements used

The accounting policies applied by the Company are consistent with those applied in the previous year.

Company under common control

At May 31, 2012, PELSA was a company controlled by Petrobras Holdings Ltd., with a direct holding of 39.671% and 19.21% indirect holding through Petrobras Argentina, so it qualifies as a society PELSA under common control (Note 10.5).

Business combinations between companies under common control are accounted for by considering the book value of the acquired company in the holding company ultimately in this case, Petrobras Participaciones SL. The difference between the price paid and the carrying amount mentioned before is recorded in equity ("Other"). The transaction costs are expensed in the period in which they accrue.

For the preparation of these, we have used the financial statements of subsidiaries, jointly controlled and associated with the September 30, 2012 and 2011 and at December 31, 2011 and 2010, or the best financial information available to such dates, adapted to the same period of time with respect to the financial statements of the Company. They have also been considered the adjustments to adapt the criteria for valuation of the Company

Risk policy and accounting estimates

In preparing these financial statements the Company has consistently applied the previous year risk policies and accounting estimates. In relation to the risk analysis, at September 30, 2012 there are no significant changes from the previous year.

2.3 Operating segments reporting

The Company adopted IFRS 8 – Operating Segments, whereby operating segments are identified on the basis of in-house reports relating to the Company’s components regularly evaluated by the Board of Directors, chief operating decision maker, in deciding how to allocate resources and in assessing performance.

The Company’s business is mainly focused on the energy sector, basically through its activities relating to oil and gas exploration and production, refining and distribution, petrochemicals and gas and energy. Accordingly, the identified operating segments are as follows:

(a) Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A., OCP and direct and indirect interest in mixed companies in Venezuela and. Petrolera Entre Lomas S.A., consolidated company as of June 1, 2012.

(b) Refining and Distribution, including the Company’s own operations in the refineries of Bahía Blanca and San Lorenzo and the gas station network, the Company’s equity interest in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production operating segment. The 2011 period includes the operations of the refinery San Lorenzo and its network of service stations associated to the May 2, 2011 date on which the sale was finalized.

(c) Petrochemicals, comprising the Company’s own of styrenics operations developed in Argentina and Brazil (until March 2011).

(d) Gas and Energy, comprising the Company’s own operations relating to the sale of gas produced in Argentina and liquefied petroleum gas brokerage activities, its interest in TGS, the electricity generation activities of Genelba Power Plant and of Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur and Enecor.

(e) Assets and operating income related to the Central Service Structure, those not attributable to any given operating segment and intercompany eliminations are collectively shown. Intercompany operations are performed at prices representing market values. In the Central Service Structure includes common costs to individual business segments, among others, management fees, tax on financial transactions, financial liabilities and interest income tax, which are incurred by the Company in the ordinary course of its operations and control economy that are managed from the central structure and not reappropriate between operating segments.

2.3.1 Business segments:

Bellow is detailed information on each business segment identified by the Company’s Management:

Consolidated Statement of Income	Exploration and Production	Refining and Distribution	Petrochemicals	Gas and Energy	Corporate and Eliminations	Total
	For the nine-month period ended September 30, 2011					
Net sales						
To third parties	120	5,072	1,226	1,477	-	7,895
Inter-segment	2,685	245	68	110	(3,108)	-
	2,805	5,317	1,294	1,587	(3,108)	7,895
Cost of sales	(2,066)	(4,791)	(1,123)	(1,227)	3,117	(6,090)
Gross profit	739	526	171	360	9	1,805
Administrative and selling expenses	(131)	(330)	(42)	(11)	(282)	(796)
Exploration expenses	(366)	-	-	-	-	(366)
Other operating (expenses) income, net	(309)	17	(11)	28	(121)	(396)
Share of profit of equity accounted investees	109	54	-	(67)	-	96
Operating income (loss)	42	267	118	310	(394)	343
Other	(65)	(48)	9	19	(155)	(240)
Net (loss) income continued operations	(23)	219	127	329	(549)	103
Net income discontinued operations	-	-	706	-	-	706
Net income (loss)	(23)	219	833	329	(549)	809

2.3.2. Relevant information by geographical area

Bellow is information on assets, net sales, operating income and equity in earnings of affiliates aggregated by geographical area:

(a) Note 16.

3. Cost of sales

The Company’s cost of sales and the relevant expenses charged to cost of sales are broken down as follows:

3.1 Expenses attributable to cost of sales

4. Administrative and selling expenses

5. Exploration expenses

6. Other operating expenses, net

7. Financial results

8. Earnings per share

Basic and diluted earnings per share attributable to the controlling company’s shareholders are calculated as follows:

There have been no transactions involving common shares or potential common shares between the period closing date and the presentation of these financial statements.

9. Cash and cash equivalents

10. Investments in related companies

10.1. Investments in joint ventures

10.1.1. Distrilec:

Petrobras Argentina holds an indirect interest of 48.50% in Distrilec, through Petrobras Finance Bermudas and PEDASA.

Distrilec may change its equity interest and sell its shares in Edesur only with the approval of the ENRE. In addition, over the entire term of Edesur’s concession, Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge does not in any way limits the exercise of financial and voting rights associated with Edesur’s shares.

Economic and financial situation of Edesur:

Edesur has been conducting its operations within an adverse context that has affected its revenues and liquidity. Since there are certain events beyond Edesur’s control that should occur to reverse the current economic and financial situation, especially in connection with the tariffs increase, there is uncertainty as to the future development of the operations of Edesur.

Edesur estimates that the recognition of higher costs stated in the in the Memorandum of Agreement (MOA) and the Overall Tariff Review would restore the economic and financial balance of the Concession Agreement.

As of the date of these financial statements, the resolution of the petitions submitted by Edesur requiring the accomplishment of the agreed terms are still pending by the regulatory authorities.

In June, 2012, Edesur submitted a note to the Secretary of Energy and CAMMESA requesting financing to pay for the purchase of energy. At the date of these financial statements, CAMMESA have not defined the funding requested.

Until all the provisions of the MOA are complied with, Edesur persists in exercising its rights to leverage its operating cash flow in order to continue distributing energy and protect its equity.

10.1.2. CIESA

The shareholders of CIESA, the parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

Restructuring of CIESA’s indebt ness

On July 13, 2012, CIESA and Grupo Pampa entered into a settlement agreement whereby all parties involved waived all claims, title and interest under the lawsuit before the New York State Courts and terminated the same. As a result of the agreement, CIESA paid off all the financial debt by means of (i) the transfer to Grupo Pampa of 4.3% of TGS’s shares; (ii) the payment of approximately US$130 million; (iii) the release of the remaining financial debt; and (iv) execution of a fifth amendment to the Restructuring Agreement. It was agreed that upon obtaining the governmental approval, Grupo Pampa will receive shares representing 40% of CIESA’s capital stock which are held in trust by The Royal Bank of Scotland, Argentine Branch.

As a result of the full settlement of CIESA’s total financial debt, in the third quarter of 2012 the Company recorded a gain of 291 for its shareholding in CIESA, of which 221 and 165 are charged to Other operating expenses, net and Share of profit of equity accounted investees, respectively, with a charge of 95 in Income tax.

10.2. Investments in associates

(1) Activity of the nine-month period ended September 30, 2012 are shown under “Other comprehensive income”

10.3 Share of profit of equity accounted investees

(1) Includes 165 for the debt restructuring of CIESA. (Note 10.1.2)

10.4 Dividends collected:

10.5  Acquisition of PELSA

On May 31, 2012, the Company reached an agreement to acquire a 39.671% equity interest in Petrolera Entre Lomas S.A. from its controlling company Petrobras Participaciones S.L. for US$ 249.4 million. As from this date, Petrobras Argentina exercises control over Petrolera Entre Lomas S.A. with a shareholding of 58.88%.

When accounting for this acquisition, the Company recognized the subsidiary’s assets and liabilities at book value as of the transaction date. As the fair value of the net assets acquired was higher than book value, the Company recorded 693 in Equity.

Effects PELSA consolidation in the financial statements of the Company:

The assets and liabilities incorporated in the May 31, 2012 were as follows:

The results incorporated since 1 June 2012 are as follows:

If they had been consolidated since 1 January 2012 the results have been incorporated as follows:

11. Financial instruments

11.1. Financial instruments by category

As of September 30, 2012 the accounting policies for financial instruments have been applied to the following items

Financial assets at fair value through results	Financial assets held to maturity	Loans and receivables	Total
CURRENT ASSETS				
Cash and cash equivalents	565	529	148	1,242
Other investments	-	-	20	20
Trade receivables	-	-	2,094	2,094
Other receivables	-	-	1,499	1,499
Total current assets	565	529	3,761	4,855
NON-CURRENT ASSETS				
Trade receivables	-	-	203	203
Other receivables	-	-	203	203
Other investments	-	89	198	287
Total non-current assets	-	89	604	693
Total assets	565	618	4,365	5,548
CURRENT LIABILITIES				
Accounts payable	-	-	1,793	1,793
Short-term loans	-	-	163	163
Payroll and social security taxes	-	-	206	206
Taxes payable	-	-	491	491
Total current liabilities	-	-	2,653	2,653
NON-CURRENT LIABILITIES				
Accounts payable	-	-	165	165
Long-term loans	-	-	2,440	2,440
Defined benefit plans	-	-	232	232
Total non-current liabilities	-	-	2,837	2,837
Total liabilities	-	-	5,490	5,490

11.2. Fair value of financial instruments

The methods and assumptions used to determine the estimated fair value of each class of financial instrument are as follows:

The carrying amount of cash, cash equivalents, accounts receivable and short-term debt are similar to their fair value because of the short-term maturity of these items.

The fair value of investments in mutual funds was estimated on the basis of quoted market prices as of the reporting date for identical assets in active markets and accordingly this fair value estimate was categorized as Level 1.

The fair value of publicly offered long-term debt obligations was estimated on the basis of quoted market prices for such debt obligations as of reporting dates while for the rest of the long-term debt obligations, fair value was estimated on the basis of interest rates currently available to the Company for debt obligations with similar maturities.

Estimated fair value of financial instruments as of September 30, 2012, except for the above mentioned financial instruments whose carrying value approximate fair value, are as follows:

:

11.3. Fair Value by hierarchy levels

Fair value is a market-based measurement based on assumptions that market participants would use in pricing the asset or liability. The Company uses the following three-tier fair value hierarchy which prioritizes the inputs used to measure fair value:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs other than quoted prices in active markets that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

If one or more significant inputs were not based on observable market data, related financial instruments are included in Level 3.

Inputs used to determine the fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis as of September 30, 2012 were the following:

12. Other investments

13. Trade receivable and other receivables

(1) Activity of the nine-month period ended on September 30, 2012 are shown under Financial results.

(1) Activity of the nine-month period ended September 30, 2012 is shown under 47 in Other comprehensive income and 61 in Other operating expenses, net. (Note 6).

14. Inventories

15. Property, plant and equipment

15.1 Changes in property, plant and equipment

16. Discontinued operations

Innova

In March 2011, the Company, through its subsidiary Petrobras Energía Internacional S.A., sold to Petróleo Brasileiro S.A. its equity interest in Innova S.A., which resulted in the discontinuation of its operations in Brazil. The price of the transaction was US$ 332 million and the Company recognized income before income tax of 706, included in Income from discontinued operations (net of income tax) and the transfer of Other comprehensive income to income of 134.

The table below shows the breakdown of consolidated statements of income and the most relevant information of the consolidated cash flows for the discontinued operations as of September 30, 2011:

17. Capital stock

As of September 30, 2012, the Company’s capital stock amounted to 2,019, fully subscribed, paid-in and authorized for public trading.

Changes in capital stock in the last three fiscal years:

The Company’s Shareholders Meeting held on March 29, 2012 resolved to capitalize retained earnings of 1,009, through the issue of 1,009,618,410 common shares of a N/V of P$1 and entitled to one vote per share. On 4 September 2012 the CNV and the Stock Exchange of Buenos Aires authorized the issuance of such registration.

18. Unappropriated retained earnings

(1) The Company’s Shareholders’ Meeting held on March 29, 2012 resolved to distribute retained earnings totaling 6,725 of December 31, 2011, according to the local regulations effective as of that date.

Following the implementation of IFRS, the Company recognized a negative difference in Unappropiated retained earning, so this does not implementing the terms of the General Resolution No. 609 of the CNV.

19. Other reserves

20. Financial loans

The breakdown of loans as of September 30, 2012 and December 31, 2011 and 2010 is as follows:

Loan activity

Activity in loans and financing as of September 30, 2012 and 2011 are as follows:

Long-term loans

The long-term financial loans outstanding as of September 30, 2012 are as follows:

The maturities of the long-term financial loans as of September 30, 2012 are as follows:

21. Current and deferred income tax

Income tax disclosed in the Statement of Income and deferred tax are broken down as follows:

(1) Management evaluates recoverability of carryforward tax losses and the remaining temporary differences taking into consideration, among other elements, the projected net income, tax planning strategies, timeliness of future taxable income the date of expiration of the carryforward tax losses, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

(2) The change in the period ended September 30, 2012 includes an increase of 70 resulting from the consolidation of PELSA.

The reconciliation between income tax expense in the statements of income and the amount calculated by applying the prevailing income tax rate of 35% to the income tax before taxes is as follows:

Carryforward tax losses may be used through the dates indicated below:

22. Social benefits and other payroll benefits

As of September 30, 2012, changes in pension plan liabilities are as follows:

As of September 30, 2012 and December 31, 2011, the defined benefit obligation includes 185 and 151 of Compensatory Fund and 47 and 37 of Indemnity Plan, respectively.

.

23. Provisions

(1) Includes 20 charged in Other operating income (Note 6), 2 charged in Other comprehensive income and 29 attributable to disbursements for the period.

24. Related party transactions

Balances and transactions with related companies

Balances as of September 30, 2012 and December 31, 2011 and 2010 for transactions with related companies are the following:

The main transactions with related companies for the nine-month periods ended September 30, 2012 and 2011 are as follows:

25. Operations in oil and gas joint ventures

Relevant information on assets, liabilities and results related to the Company’s interest in joint ventures includes the following:

Production concession in the Veta Escondida area

On April 4, 2012 Petrobras Argentina was notified of a decision of the government of the Province of Neuquén to terminate the production concession in the Veta Escondida area. In this respect, the Company maintains that it complied with all licensee requirements and did not commit any breaches leading the Government of Neuquén to make this decision.

The Company understands that its exploration and production rights are still in force, as per the terms of the concession granted and the pertinent renegotiation relating to term extension, pursuant to the agreements made with the Neuquén Province under the Memorandum of Agreement dated December 10, 2008, ratified by the Provincial Executive Branch, under which the concession is scheduled to terminate by 2027. In this context the Company asserted the rights thereto filed with the Supreme Court's Office of amparo action injunction.

.

On June 28, 2012, the Company received notice of the ruling rendered by the Argentine Supreme Court, which ruling upholds the provisional remedy sought and ordered the Province of Neuquén to refrain from executing the termination until a ruling on the merits of the case is delivered.

26. Subsequent events

Except as indicated in the remaining notes, no other events have occurred subsequent to year end that may significantly affect the Company’s financial position as of September 30, 2012, or the results of its operations for the nine-month period then ended.

GLOSSARY:

Bol	Bolivares
CIESA	Compañía de Inversiones de Energía S.A.
Distrilec	Distrilec Inversora S.A
Edesur	Empresa Distribuidora Sur S.A. (Edesur S.A.)
ENARGAS	Ente Nacional Regulador del Gas
ENRE	Ente Nacional Regulador de la Electricidad
EPCA	Enron Pipeline Company Argentina S.A
EUR	Euros
GDP	Gross domestic product
IFRS	International Financial Reporting Standards
LNG	Líquidos del Gas Natural
OCP	Oleoducto de Crudos Pesados Ltd.
OPEC	Organization of the Petroleun Exporting Countries
PEDASA	Petrobras Electricidad de Argentina S.A.
PES	Argentine Pesos
Petróleo Brasileiro	Petróleo Brasileiro S.A. – PETROBRAS, compañía controlante de la Petrobras Argentina S.A.
Rls	Brazilian Reales
TGS	Transportadora de Gas del Sur S.A
US	United Status of America
US$	Dolares estadounidenses
WTI	West Texas Intermediate
$ Bol	Pesos bolivianos

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of
Petrobras Argentina S.A.

1. We have reviewed the accompanying condensed interim consolidated financial statements of Petrobras Argentina S.A. (“PESA” or “the Company”) and its subsidiaries, including the consolidated balance sheet   at September 30, 2012, the consolidated statements of income and comprehensive income for the three and nine-month periods then ended, and the consolidated statement of changes in equity and of cash flows for the nine-month period then ended, and the selected explanatory Notes.

2. The Company's Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), adopted by the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) as professional accounting standards and added by the National Securities Commission (“CNV”) to its regulations, as approved by the International Accounting Standard Board (“IASB”). Therefore, they are responsible for   the preparation and presentation of the condensed interim consolidated financial statements mentioned   in paragraph 1., in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" (“IAS 34”). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3. Except for paragraph 4., our review was limited to the application of the procedures established by Technical Resolution No. 7 of the FACPCE for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed in the   condensed interim consolidated financial statements and of inquiries of Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and   its subsequent analysis. These reviews are substantially less in scope than an audit, the objective of which  is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4. We were unable to review the financial information at September 30, 2012 supporting the value recorded for the direct and indirect equity investments in (i) “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (operators of certain hydrocarbon areas in Venezuela) the recorded amount of which totals $ 2,561 million, and (ii) Distrilec Inversora S.A. (“Distrilec”), the recorded value of which amounts to $ 290 million.

5. The Company has estimated at September 30, 2012 the recoverable value of its direct and indirect equity investments in (i) “mixed companies” from Venezuela Petroritupano S.A., Petrowayú S.A.,    Petrokariña S.A. and Petroven-Bras S.A., the recorded value of which amounts to $ 2,561 million, (ii) Compañía de Inversiones de Energía S.A. (“CIESA”), the recorded value of which amounts to $ 454 million and (iii)  Distrilec, the recorded value of which amounts to $ 290 million. The materialization of certain significant estimates made by the Company to determine the recoverable value of these investments depends upon future events and actions, some of which are outside its direct control and which might, possibly, affect the recorded value of those assets. Furthermore, there is uncertainty as to the possibility that the company Distrilec continues operating as a going concern.

6. Based on our review, except for the effects that possible adjustments and/or reclassifications, if any, might have on the condensed interim consolidated financial statements, had the scope limitation to our work not existed as mentioned in paragraph 4 and considering the effects of possible adjustments and reclassifications, if any, on the condensed interim consolidated financial statements that might be   required from the resolution of the uncertainties described in paragraph 5., nothing has came to our attention that causes as to believe that the condensed interim consolidated financial statements   mentioned in paragraph 1, have not been prepared in all material respects, in accordance with IAS 34.

7. The figures included in these condensed interim consolidated financial statements at September 30, 2011, arise from financial statements issued by the Company in accordance with prevailing accounting   standards at that date, which were reviewed by another auditor, who issued a limited review report on November 8, 2011 with observations related to (i) the assumptions used by the Company to determine the recoverable value of the investments in the “mixed companies” from Venezuela and in CIESA, and (ii) the possibility that CIESA continues operating as a going concern. Subsequently, the Company determined valuation and disclosure adjustments to adapt the figures at September 30, 2011 to the IAS 34 and disclose the comparative information on these bases. We have no observations to make on these adjustments.

8. The figures included in these condensed interim consolidated financial statements at December 31, 2011 and 2010, arise from financial statements issued by the Company in accordance with IFRS, which were reviewed by a different auditor,  who issued an audit report on July 25, 2012 with qualifications related to uncertainties as to (i) the assumptions used by the Company to determine the recoverable value of the “mixed companies” from Venezuela and CIESA at December 31, 2011 and 2010, and (ii) the future development of the business of Edesur S.A. and accordingly, the cash flows, future results and the recovery of the value recorded in the non-current assets of Distrilec.

PRICE WATERHOUSE & CO. S.R.L

By                                             (Partner)

Miguel A. Urus

Autonomous City of Buenos Aires, Argentina

October 24, 2012

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 11/19/2012

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title: Attorney